

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2021

David W. Crane
Chief Executive Officer and Director
Climate Change Crisis Real Impact I Acquisition Corp
300 Carnegie Center, Suite 150
Princeton, New Jersey 08540

Re: Climate Change Crisis Real Impact I Acquisition Corp
Preliminary Proxy Statement on Schedule 14A
Filed February 12, 2021
File No. 001-39572

Dear Mr. Crane:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Edward Best